COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss SUPERIOR COURT

ROBERT B. MINTURN,

Plaintiff,

v.

BRUCE H. MONRAD, individually and as the Personal Representative of the Estate of ERNEST E. MONRAD, GEORGE P. BEAL, CHARLES R. DAUGHERTY, and PETER J. BLAMPIED,

Defendants.

CIVIL ACTION NO.
22-1548G

COMPLAINT

1. Plaintiff Robert B. Minturn, a former officer, clerk, and chief legal officer of Northeast Investors Trust, files this action to recover retirement benefits that a federal court has already found are owed by the Defendants, who are trustees of Northeast Investors Trust (a publicly-held Massachusetts business trust), under a 1989 agreement.

2. In 2020, Minturn filed a complaint against the Defendants in the federal district court, Robert B. Minturn v. Ernest E. Monrad, et al., No. 20-cv-10668-NMG, for failing to pay retirement benefits due under the 1989 agreement.

3. On March 1, 2022, the federal district court entered a judgment against the Defendants awarding Plaintiff Minturn the retirement benefits that were owed to him up to the date of the judgment. The Defendants' appeal from that judgment is pending.

4. Defendants are bound by the determination of the federal district court under the doctrines of res judicata and collateral estoppel even while the judgment of the federal district

court is on appeal. Accordingly, the Defendants are estopped from denying liability for the remaining retirement benefits that are due to Plaintiff Minturn for the period after the date of the federal district court's judgment. Only if successful in overturning the judgment of the federal district in the Court of Appeals would the Defendants be relieved of the res judicata and collateral estoppel effect of the federal district court judgment.

PARTIES

5.   Plaintiff Robert B. Minturn is a Massachusetts citizen and resides in Boston, Massachusetts. Plaintiff Minturn is 83 years old and, accordingly, this action should be expedited by the Court pursuant to G.L. c. 231, § 59F. On information and belief, one or more of the Defendants are over 65 years old as well.

6.   Defendant Bruce H. Monrad is a Trustee of Northeast Investors Trust, a Massachusetts business trust that is publicly-traded. He is a Massachusetts citizen and resides in Newton, Massachusetts. Defendant Monrad is also the personal representative of the Estate of Ernest E. Monrad and is sued also in that capacity.

7.   Defendant George P. Beal is a Trustee of Northeast Investors Trust. He is a Massachusetts citizen and resides in Cambridge, Massachusetts.

8.   Defendant Charles R. Daugherty is a Trustee of Northeast Investors Trust. He is a Connecticut citizen and resides in Greenwich, Connecticut.

9.   Defendant Peter J. Blampied is a Trustee of Northeast Investors Trust. He is a Massachusetts citizen and resides in Hingham, Massachusetts.

2

FACTUAL ALLEGATIONS

10.   In 1989, the parties entered into that certain Memorandum of Agreement among themselves as Trustees dated July 1, 1989, which agreement made provision for specific retirement benefits. A copy of the Memorandum of Agreement (1989 Agreement) is attached hereto as Exhibit 1. Thereafter, the Memorandum of Agreement was amended from time-to-time. The Memorandum of Agreement, as amended, provided for the payment of certain retirement benefits to Plaintiff Minturn upon his retirement.

11.   At the end of 2013, Plaintiff Minturn retired and, subsequently, the Defendants and the Trust calculated and paid him the retirement benefits due him for several years. In 2018, without any right or proper basis for doing so, Defendants reduced Plaintiff Minturn's retirement benefits and then in 2019, without any right or proper basis for doing so, Defendants ceased paying Plaintiff Minturn any retirement benefits then due him.

12.   In 2020, Plaintiff Minturn filed a civil action against the Defendants in federal district court to enforce the Defendants' obligation to pay him retirement benefits pursuant to the terms of the 1989 Agreement. In that district court action, the court granted Plaintiff Minturn's motion for summary judgment.

13.   In its Memorandum and Order allowing the Plaintiff's motion for summary judgment, the district court concluded that the Defendants improperly withheld retirement benefits owed to Plaintiff Minturn pursuant to the plain language of the 1989 Agreement. The district court found that Plaintiff Minturn was entitled to $175,000 annually in equal quarterly payments and the termination of those payments in April 2019 was a breach of that Agreement. A copy of the district court's February 10, 2022 Memorandum and Order is attached hereto as an Exhibit 2.

14. On March 1, 2022, the federal district court entered judgment for Plaintiff Minturn on his claim for breach of the 1989 Agreement. A copy of the Judgment is attached hereto as Exhibit 3.

15. In the Judgment, Plaintiff Minturn was awarded damages from the Defendants in the amount of the retirement benefits due and owing pursuant to the 1989 Agreement only up to the date of the Judgment plus prejudgment interest.

16. On March 21, 2022, the Defendants noticed an appeal from the Judgment to the United States Circuit Court of Appeals for the First Circuit, which appeal is pending.

17. Since the district court's March 1, 2022 Judgment, the Defendants have continued to breach the 1989 Agreement by failing and refusing to pay Plaintiff Minturn his retirement benefits. They failed to pay Plaintiff Minturn the $43,750 quarterly payment due on April 1, 2022 and the $43,750 quarterly payment due on July 1, 2022. On information and belief, the Defendants shall continue to refuse to pay Plaintiff Minturn the retirement benefits due him under the 1989 Agreement.

COUNT I
Breach of Contract

18. Plaintiff reasserts and incorporates herein the facts contained in the foregoing paragraphs of this Complaint.

19. Plaintiff Minturn and the Defendants entered into a contract in 1989 that required the Defendants to pay Plaintiff Minturn certain retirement benefits.

20. The Defendants have materially breached their obligations to Plaintiff Minturn under the parties' contract.

21. Plaintiff Minturn has fully and substantially complied with his obligations under the parties' contract and otherwise.

4

22.   Plaintiff Minturn has been injured and suffered damages as a result of the breach by the Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff Robert B. Minturn requests that the Court enter judgment against the Defendants and that this Court award the following relief:

1. Enter a judgment for Plaintiff Minturn for all amounts due and owing under the parties' 1989 Agreement, as amended, after March 1, 2022 and

2. Any other relief that the Court deems just and proper.

DEMAND FOR TRIAL BY JURY

The Plaintiff hereby demands a trial by jury on all issues so triable.

ROBERT B. MINTURN

By his attorneys,

Richard J. Yurko (BBO No. 538300)
Douglas W. Salvesen (BBO No. 550322)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Dated: July 11, 2022

COMMONWEALTH OF MASSACHSUETTS

SUFFOLK, ss.

SUPERIOR COURT
CIVIL ACTION NO. 2215480

ROBERT B. MINTURN,	)
	)
Plaintiff	)
	)
v.	)
	)
BRUCE H. MONRAD, individually and as the Personal Representative of the Estate of ERNEST E. MONRAD, GEORGE P. BEAL, CHARLES R. DAUGHERTY, and PETER J. BLAMPIED	)
	)
Defendants	)

DEFENDANTS' MOTION TO DISMISS WITH MEMORANDUM INCORPORATED

The Defendants, Bruce H. Monrad, individually and as the Personal Representative of the Estate of Ernest E. Monrad, George P. Beal, Charles R. Daugherty, and Peter J. Blampied (hereinafter collectively "Defendants"), hereby move this Honorable Court to dismiss Plaintiff's, Robert B. Minturn, ("Plaintiff"), Complaint pursuant to Mass. R. Civ. P. 12(b)(1), 12(b)(6) and 12(b)(9).

I. PROCEDURAL HISTORY

The underlying factual allegations and issues of law in this lawsuit arise from a Civil Action filed in United States District Court, District of Massachusetts ("USDC-MA"), on April 6, 2020, known as Robert B. Minturn v. Ernest E. Monrad, Bruce H. Monrad, Peter J. Blampied, George P. Beal, Charles R. Daugherty, and Northeast Investor's Trust, Civil Action No. 20-10668-NMG ("Federal Lawsuit"). The Plaintiff alleged in the Federal Lawsuit claims of violations of the Employment Retirement Income Security Act of 1974 ("ERISA"), and a breach-of-contract claim

related to a 1989 Agreement, entered into by the Plaintiff and Defendants. The USDC-MA exercised federal question jurisdiction over the ERISA claims pursuant to 28 U.S.C. §1331 and supplemental jurisdiction over the pendent state law contract claim pursuant to 28 U.S.C. § 1367(a). *See* Plaintiff's April 6, 2020 Complaint attached hereto as "Exhibit 1."

Plaintiff's Complaint in the Federal Lawsuit alleged that the Defendants breached the 1989 Agreement by failing to pay the Plaintiff his retirement payments in full. *See* Ex. 1, Count IV. On July 30, 2021, after discovery in the Federal Lawsuit, the Plaintiff filed a Motion for Summary Judgment, and the Defendants filed an opposition. On February 10, 2022, the USDC-MA granted summary judgment on Plaintiff's breach of contract claim finding that the 1989 Agreement unambiguously precluded the Defendants from altering Plaintiff's retirement payments. *See* USDC-MA February 10, 2022 Memorandum and Order attached hereto as "Exhibit 2." The USDC-MA concluded that there was no reasonable interpretation of the 1989 Agreement that allowed the Defendants to exercise their business judgment to alter Plaintiff's retirement payments even when doing so was consistent with the shareholders' best interests. *See* Ex. 2. On February 22, 2022, the parties filed a Joint Stipulation With Respect to Dismissal of Claims And Plaintiff's Unopposed Motion For Entry of Judgment, which the USDC-MA granted on March 1, 2022. Pursuant to that Order, the USDC-MA dismissed, with prejudice, Counts I, II, and III of the Plaintiff's Complaint and Count I of the Defendant's Counterclaim. *See* USDC-MA March 1, 2022 Judgment attached hereto as "Exhibit 3." On the same day, by consent of the parties, the USDC-MA entered final judgment on Plaintiff's breach-of-contract claim and awarded him $794,500; however, as part of the stipulation and order, Defendants expressly reserved their right to appeal the USDC-MA grant of summary judgment on Plaintiff's breach of contract claim. *See* Ex. 3. Defendants timely filed a notice of appeal on March 21, 2022. *See* Notice of Appeal attached hereto as "Exhibit 4."

On March 30, 2022, after Defendants had filed their Notice of Appeal, Defendants posted and filed a Motion for Approval of a Supersedeas Bond in the amount required by Fed. R. Civ. P. 62(b), to which Plaintiff assented. *See* Defendants' (Appellants) Assented to Motion for Approval of Supersedeas Bond to Stay Execution of Judgement Pending Appeal attached hereto as "Exhibit 5." The USDC-MA stayed execution of judgment pending appeal on April 5, 2022. *See* Order Allowing Motion for Approval of a Supersedeas Bond attached hereto as "Exhibit 6."

Shortly after the entry of judgment, the parties entered into settlement discussions wherein certain terms were discussed, including settling the matter for a total sum of $838,250. *See* Plaintiff's (Appellee's) June 6, 2022, Motion for Reconsideration of Allowing Appellants' Motion to Extend Time to File Appellate Brief attached hereto as "Exhibit 7." That amount reflected the total judgment entered ($794,500) plus one more quarterly payment in April 2022 for $43,750. However, settlement discussions ultimately were unsuccessful. After the U.S. Court of Appeals for the First Circuit ("First Circuit") granted Defendants an extension to file their appellate brief, Plaintiff filed a Motion of Reconsideration with the First Circuit on June 6, 2022. *See* Ex. 7. That motion sought an order denying Defendants further time to file their brief and dismissing the appeal in its entirety on the grounds that "this matter has been settled since April 28, 2022." *Id.* Ultimately, Plaintiff's request was denied by the First Circuit on June 22, 2022. *See* First Circuit Order Denying Plaintiff's (Appellees) Motion For Reconsideration attached hereto as "Exhibit 8." The Plaintiff filed this suit nineteen days after the First Circuit denied the Plaintiff's Motion for Reconsideration. *See* Plaintiff's July 11, 2022 Complaint filed with Suffolk Superior Court attached hereto as "Exhibit 9."

A. Pending First Circuit Appeal

Presently, the USDC-MA's holding that Defendants breached the 1989 Agreement is the subject of the appeal pending before the First Circuit. The Appeal argues that the USDC-MA erred in its finding that the Trustees (Defendants) breached an unambiguous contract and further erred in granting the Plaintiff Summary Judgment on his breach of contract claim without considering extrinsic evidence when more than one reasonable interpretation of the contract exists. Defendants filed their appellate brief on August 3, 2022. Plaintiff's opposition brief is due to be filed on or before October 19, 2022.

B. Superior Court Complaint

Plaintiff's Complaint makes clear that the allegations on which it is based arise directly out of the Federal Lawsuit. *See* Ex. 9, paras. 4-5. Plaintiff's claim of entitlement to quarterly payments pursuant to the 1989 Agreement is dependent on the breach of contract claim, which is the subject of the pending Appeal. The pending decision of the First Circuit may fully resolve the Defendants' arguments concerning the applicability and effectiveness of the Agreement and may affect the payment obligations up to the judgment date and beyond.

II. STANDARD OF REVIEW & ARGUMENT

a. Review Pursuant to Mass. R. Civ. P. 12(b)(1)

Plaintiff's Complaint against Defendants must be dismissed because this Court lacks subject-matter jurisdiction to hear Plaintiff's claim. *See* Mass. R. Civ. P. 12(b)(1). Massachusetts courts treat standing as an issue of subject matter jurisdiction properly challenged on a Rule 12(b)(1) motion to dismiss. *See Indeck Maine Energy, LLC v. Comm'r of Energy Res.*, 454 Mass. 511, 516 (2009) ("Standing is an issue of subject matter jurisdiction that is properly challenged by way of a motion to dismiss under rule 12(b)(1)." (citing *Ginther v. Commissioner of Ins.*, 427 Mass. 319, 322 (1998)); *Doe v. Governor*, 381 Mass. 702, 705 (1980) ("The issue of 'standing' is closely related to the question whether an 'actual controversy' exists, and we have treated it as an issue of subject matter jurisdiction."). To establish standing, a plaintiff is "required to come forward with 'specific facts' to support the assertion of status as an aggrieved person." *Cohen v. Zoning Bd. of Appeals of Plymouth*, 35 Mass. App. Ct. 619, 621-22 (1993). "[D]isputed facts presented on a Rule 12(b)(1) motion are not viewed in the light most favorable to the nonmoving party. Instead... the court is required to address the merits of the jurisdictional claim by resolving any factual disputes between the plaintiff and the defendant." *Wooten v. Crayton,* 66 Mass. App. Ct. 187, 190 n.6 (2006). In doing so, the court may consider facts outside of the Complaint. *See Ginther* 427 Mass. at 325 n.6 (1998) ("[T]he judge may consider affidavits and other matters outside the face of the complaint that are used to support the movant's claim that the court lacks subject matter jurisdiction").

i. *Plaintiff's Complaint Must Be Dismissed Because This Court Lacks Subject Matter Jurisdiction over Plaintiff's Claim*

Congress has given the United States Court of Appeals original and exclusive jurisdiction over final decisions of the federal district courts of the United States pursuant to 28 U.S.C. § 1291. Pursuant to § 1291, "[t]he courts of appeals (other than the United States Court of Appeals for the Federal Circuit) shall have jurisdiction of appeals from all final decisions of the district courts of the United States... except where a direct review may be had in the Supreme Court." In addition, M.G.L. c. 235 § 23A, which governs recognition and enforcement of money judgments of "foreign states," permitting Massachusetts courts to enforce money judgments even though an appeal therefrom is pending, specifically, deprives Massachusetts courts of this power over federal judgments. ("'Foreign state' means any governmental unit other than the United States"). M.G.L. c. 235 § 23A. Moreover, under 28 U.S.C. § 566(c), unless otherwise provided by law or rule of procedure, it is the U.S. Marshalls Services that is granted with the power of executing all lawful writs of process, and orders issued under the authority of the United States. *See also* Fed. R. Civ. P. 69. No such grant of power is provided to Massachusetts courts allowing them to execute federal judgments.

Here, the Plaintiff asks Suffolk Superior Court to execute and issue "retirement benefits" based upon the district court's March 1, 2022, judgment (the "judgment"), which is now on appeal in the First Circuit. In doing so, the Plaintiff ignores that Defendants have been granted a stay of execution of the judgment. *See* Ex. 6 *and See* Ex. 9, paras. 4-5. Under these circumstances, Suffolk

Superior Court lacks the authority to enforce the federal judgment pursuant to 28 U.S.C. § 566(c) and Fed. R. Civ. P. 69. Moreover, the decision as to whether the USDC-MA erred in granting Plaintiff's motion for summary judgment on the 1989 Agreement claim, and consequently Plaintiff's entitlement to quarterly "retirement payments," at issue in the present suit, rests entirely on and is factually dependent on the original suit in district court that is now properly and exclusively pending before the First Circuit pursuant to 28 U.S.C. § 1291.

Even arguing in the alternative, that Massachusetts courts are entitled to execute the judgment and quarterly retirement benefits stemming thereunder and being claimed by Plaintiff, the Superior Court should to refuse to do so pursuant to M.G.L. c. 235 § 16, which states that "No execution shall issue upon a judgement until the exhaustion of all possible appellate review thereof, and the receipt by the clerk of the trial court of the appropriate rescript or order." *See* M.G.L. c. 235 § 16. In *Director of the Division of Employment Security v. Town of Mattapoisett*, the Massachusetts Supreme Judicial Court expressly disapproved of the use of a collateral attack while a decision is being appealed. 392 Mass. 858 (1984). The SJC reasoned "absent special circumstances, determination of a cause of action **entirely contingent on the validity of an appealed judgment** in a separate proceeding should be stayed pending resolution of the appellate process unless the detriment to the litigants of delay outweigh the benefits of judicial economy and orderly adjudication." *Id.* at 860, 861. (emphasis added) (holding validity of Division of Employment Security decision awarding Plaintiff unemployment benefits **should be resolved on pending direct appeals from the decisions**, not by means of collateral attack in litigation.). *Id.* (emphasis added).

Here, the issue of whether Plaintiff is entitled to quarterly retirement benefits pursuant to the 1989 Agreement is entirely contingent on the validity of the district court's grant of summary judgment on the Plaintiff's breach of contract claim, which is now on direct appeal to the First Circuit. The Plaintiff must await a decision from the First Circuit before seeking to enforce the district court's decision with respect to future retirement payments. Entertaining this secondary suit in state court would entail a waste of judicial resources and could potentially lead to a conflict between this Court and the federal court proceedings.

Therefore, for all the aforementioned reasons and pursuant to Mass. R. Civ. Pro. R. 12(b)(1) this court must dismiss Plaintiff's claim for retirement benefits because this court lacks subject matter jurisdiction over Plaintiff's claim.

b. Review Pursuant to Mass. R. Civ. P. 12(b)(6)

When evaluating the sufficiency of a complaint pursuant to a motion to dismiss, the court must accept as true the allegations of the complaint, as well as any reasonable inferences to be drawn from them in the Plaintiff's favor. *Fairneny v. Savogran Co.,* 422 Mass. 469, 470 (1996). "What is required at the pleading state are factual 'allegations plausibly suggesting (not merely consistent with)' an entitlement to relief." *Iannacchino v. Ford Motor Co.,* 451 Mass. 623, 636 (2008) (quoting *Bell Atl. Corp. v. Twombly,* 550 U.S. 544, 557 (2007)). Courts "do not regard as 'true' legal conclusions cast in the form of factual allegations." *Leavitt v. Brockton Hosp., Inc.,* 454 Mass. 37, 39 n.6 (2009). The Supreme Judicial Court has held that "labels and conclusions" in attempts to support a claim are insufficient to survive a motion to dismiss. *Iannacchino,* 451 Mass. at 636.

> i. *Plaintiff's Complaint Must Be Dismissed As Plaintiff Has Failed to State A Claim Upon Which Relief Can be Granted Because the Plaintiff's Complaint Rests Entirely On Legal Conclusions Cast As Factual Allegations*

Here, the Plaintiff's Complaint rests entirely on legal conclusions that are premised on the USDC-MA's decision that is presently on appeal. In the first paragraph of the Complaint, Plaintiff states that the purpose of the present action is "to recover retirement benefits that a federal court has already found are owed to him by the Defendants." Plaintiff's Complaint repeatedly asserts that his cause of action rests entirely on this legal conclusion, which, Plaintiff casts as factual allegations. *See* Ex. 9. But the only "facts" Plaintiff asserts in the Complaint as proof of breach of contract and entitlement to quarterly entitlement benefits is the judgment of the district court. The validity of the district court's conclusion rests exclusively in the hands of the First Circuit. That court's decision will control whether, and to what extent, Plaintiff is entitled to retirement benefits.

Plaintiff's Complaint insufficiently alleges an independent cause of action because it "merely recite[s] bare legal conclusions." Moreover, even if this Court were to find that Plaintiff's Complaint contained factual 'allegations plausibly suggesting' an entitlement to relief, the court must still dismiss the Complaint for the reasons explained above. Accordingly, Plaintiff has failed to state a claim upon which relief can be granted and therefore the Complaint must be dismissed.

c. Review Pursuant to Mass. R. Civ. P. 12(b)(9)

Dismissal under Mass. R. Civ. P. 12(b)(9) may be appropriate if the parties and issues are identical to those in the prior pending action. *Harvard Cmty. Health Plan, Inc. v. Zack*, 33 Mass. App. Ct. 649, 652 (1992). In determining the relatedness of a prior pending action, this court "may take judicial notice of the docket entries and papers filed in separate cases." *Home Depot v. Kardas*, 81 Mass. App. Ct. 27, 29 (2011); *Hampden v. Dirt Rd. Realty, LLC*, 27 LCR 94, 96 (2019) ("The court may take judicial notice of the docket in a related case, including a case in a different court.").
"Rule 12(b)(9) provides for the dismissal of a second action in which the parties and the issues are the same as those in a prior action still pending in a court of this Commonwealth." *See Okoli v. Okoli*, 81 Mass. App. Ct. 381, 385 (2012). *See Massachusetts Bread Co. v. Brice,* 13 Mass. App. Ct. 1053, 1054, (1982) (holding divorce case remains pending as long as viable appeal exists). *Id.*

> i.   *Plaintiff's Complaint Should Be Dismissed Because The Issues And Parties In The Present Suit Are Identical To Those Before The U.S. Court of Appeals For The First Circuit*

Here, the Complaint filed by the Plaintiff involves the same parties and the same issue, whether

Plaintiff is entitled to retirement payments by way of Defendants' alleged breach of contract. This issue is identical to the issue pending appeal before the First Circuit. The Complaint rests on the same factual allegations, as cited by the Plaintiff in paragraphs 1 and 3 of his Complaint and Plaintiff seeks the same type of relief granted by the USDC-MA now on direct appeal. While the federal court may not qualify as a "Court of the Commonwealth" for purposes of Rule 12(b)(9), this court, nonetheless, has discretion to dismiss the claims on this basis, particularly as dismissal would promote judicial efficiency and the proper allocation of judicial resources. *See Apostolicas Properties Corp. v. Richman*, 28 Mass. App. Ct. 671, 680 n.8 (1990) (pendency of suit in New Hampshire court could form basis of valid Rule 12(b)(9) motion). This Court should dismiss Plaintiff's Complaint because the issues and parties are identical to those in the original district court suit, and Plaintiff's claim of entitlement to retirement benefits is completely dependent on the ruling of the First Circuit. In dismissing the Complaint, this Court would preserve judicial resources and avoid taking action that could conflict with the First Circuit's decision.

Accordingly, this Court should dismiss the Plaintiff's Complaint pursuant to Mass. R. Civ. P. 12(b)(9).

III. CONCLUSION

WHEREFORE, the Defendants, Bruce H. Monrad, individually and as the Personal Representative of the Estate of Ernest E. Monrad, George P. Beal, Charles R. Daugherty, and Peter J. Blampied, hereby respectfully requests that this Honorable Court grant their Motion to Dismiss Plaintiff's, Robert B. Minturn, action against them in his Complaint in its entirety. In the alternative, the court may consider staying the state court matter until all rights of appeal are exhausted by the parties to the Federal Lawsuit.

THE DEFENDANTS,
BY THEIR ATTORNEY

DATE: <u>09.08.2022</u>

Aaron R. White, BBO #650918
Boyle | Shaughnessy Law, P.C.
695 Atlantic Avenue, 11th Floor
Boston, MA 02111
T: 617-451-2000 | F: 617-451-5775
awhite@boyleshaughnessy.com

CERTIFICATE OF SERVICE

Pursuant to Mass. R. Civ. P. 5(a) and/or Sup. Ct. R. 9A, I, the undersigned, do hereby certify that a copy of the foregoing document has been served via email and/or first-class mail on all parties or their representatives in this action as listed below this 8th day of September 2022.

<u>Counsel for Plaintiff, Robert B. Minturn</u>:
Richard J. Yurko, Esq. (BBO# 538300)
RYurko@yurkopartners.com
Douglas W. Salvesen, Esq. (BBO# 550322)
DSalvesen@yurkopartners.com
Yurko Partners, P.C.
One Tech Drive, Suite 205
Andover, MA 01810

✗ Aaron R. White, BBO #650918
☐ Abigail M. Kennefick BBO# 710261
Counsel for Defendants

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss   SUPERIOR COURT

ROBERT B. MINTURN,   )
)
                 Plaintiff,   )
)
v.   )   C.A. No. 2284CV01548
)
BRUCE H. MONRAD, et al.,   )
)
                 Defendants.   )
)

PLAINTIFF'S OPPOSITION TO MOTION TO DISMISS

This is an action for breach of contract where the breach arose after March 1, 2022.

Plaintiff Robert B. Minturn, who is 83 years old, has obtained a judgment *nisi* against the

Defendants from the Massachusetts federal court for retirement benefits owed to him under

contract *prior to* March 1, 2022. This is an action to recover retirement benefits that have

become due and owing to Plaintiff Minturn on the contract *after* March 1, 2022. Although the

federal judgment, when affirmed on appeal, will be *res judicata* on virtually all issues establish-

ing the Defendants' liability and will support the entry of summary judgment here, this action

has an independent foundation – the nonpayment of later benefits.

As explained below, the Court should deny the Defendants' Motion to Dismiss this

action. First, Plaintiff Minturn quite plainly is *not* requesting that this Court *execute* on the

federal court judgment. Rather Mr. Minturn has filed this action to recover legally and factually

distinct contract damages that are not part of that federal court judgment, and thus the Court has

subject-matter jurisdiction. Second, Plaintiff Minturn's allegations that the Defendants owe him

contractually agreed retirement benefits due after March 1, 2022 plainly state a cause of action

that cannot be dismissed under Mass. R. Civ. P. 12(b)(6). Finally, Mass. R. Civ. P. 12(b)(9) is not relevant where, though the federal court judgment will indeed be *res judicata* on virtually all the legal issues in this case, the wrong and the damages at issue in this proceeding are separate and distinct from those that are encompassed in the federal judgment.

SUMMARY OF FACTUAL ALLEGATIONS

1.   In 1989, the parties entered into an agreement to pay Plaintiff Minturn benefits upon his retirement. *Complaint*, ¶ 10.

2.   After Plaintiff Minturn retired at the end of 2013, the Defendants began paying the retirement benefits due under the 1989 agreement. *Complaint*, ¶ 11.

3.   In violation of the parties' agreement, the Defendants reduced Plaintiff Minturn's retirement benefits in 2018 and then terminated them in 2019. *Complaint*, ¶ 11.

4.   In 2020, Minturn filed a complaint against the Defendants in the federal district court, <u>Robert B. Minturn v. Ernest E. Monrad, et al.</u>, No. 20-cv-10668-NMG, for failing to pay retirement benefits due under the 1989 agreement. *Complaint*, ¶ 11.

5.   The federal district court entered summary judgment for Plaintiff Minturn and entered a judgment against the Defendants awarding Plaintiff Minturn the retirement benefits that were owed to him up to March 1, 2022, the date of the judgment. The Defendants' appeal from that judgment is pending. *Complaint*, ¶¶ 15-16.

6.   The Defendants have failed to pay Plaintiff Minturn additional retirement benefits beyond those covered by the federal judgment, including a $43,750 payment due on April 1, 2022, and a $43,750 payment due on July 1, 2022. *Complaint*, ¶ 17.

2

ARGUMENT

A.   The Court Has Subject Matter Jurisdiction Over A Contract Claim Where The Damages Sought Are Not Part Of The Federal Court Action.

The Court must reject the Defendants' fanciful argument that it does not have subject matter jurisdiction over the Plaintiff's breach of contract claim. It is beyond cavil that the Superior Court has jurisdiction over contract disputes pursuant to G.L. c. 212, § 4. E.g., Warner Ins. Co. v. Comm'r of Ins., 406 Mass. 354, 360 (1990) ("Superior Court has jurisdiction over a contract dispute"). Where Plaintiff Minturn has alleged that the Defendants breached an agreement to pay retirement benefits due to him after March 2022, such claims cannot be dismissed under Rule 12(b)(1). Nor is there any risk that the judgment in this matter may conflict with the final judgment in the federal court proceedings. Once the federal court judgment is affirmed on appeal, it will be *res judicata* on the parties in this action, thereby eliminating any possibility of a conflict. And if, by any chance the federal court judgment is not affirmed, the two actions will proceed to remedy different temporal wrongs.

The Defendants' argument that Rule 12(b)(1) requires dismissal is based entirely on their contention that Plaintiff Minturn is seeking to have this Court "execute" on the federal court judgment. That assertion is factually incorrect. As is plainly reflected in the Complaint, there is no cause of action, prayer, or request for relief in the nature of an execution on the federal court judgment. One will search the Complaint in vain for such a prayer. The Complaint does *not* seek any such relief. Nor is there any need for such an execution. When the United States Court of Appeals for the First Circuit affirms the District Court's judgment, that judgment (as Defendants concede) will be paid out of the bond posted by the Defendants. There will be no need to file any separate action to recover or execute on those pre-March 1, 2022, damages due to Plaintiff Minturn. Since Plaintiff does not seek to have this Court "execute" on the federal court judgment, and since this action seeks post-March 1, 2022 contract damages that are separate and distinct from those at issue in the federal court proceedings, the Defendants' argument for dismissal for lack of subject-matter jurisdiction must be rejected.

B. The Plaintiff's Allegations That The Defendants Have Failed To Pay Him Monies Due On A Contract Post-March 1, 2022 State A Claim.

The factual allegations in the Complaint that the Defendants have failed to pay Plaintiff Minturn additional retirement benefits beyond those covered by the federal judgment, including a $43,750 payment due on April 1, 2022, and a $43,750 payment due on July 1, 2022, state a claim for breach of contract. *Complaint*, ¶ 17. These allegations are no less "factual" simply because the federal court has previously determined that the Defendants have no legal basis for not paying the retirement benefits due prior to March 1, 2022. Moreover, the Defendants' apparent contention, that the Plaintiff's Complaint seeking contractual retirement benefits due after March 1, 2002 fails to state a claim because the federal court has already determined that the Defendants breached the parties' contract by not paying the benefits due pre-March 1, 2002, is unabashedly illogical and must be rejected by the Court.

C. There Is No Basis To Dismiss The Plaintiff's Claims Under Rule 12(b)(9) Where The Federal Court Action Concerns Pre-March 2022 Retirement Benefits And This Action Seeks Payment Of Post-March 2022 Benefits.

The Defendants argue that the Complaint should be dismissed under Mass. R. Civ. P. 12(b)(9) which prohibits the practice filing multiple actions for the same wrong. In this case, while the issue of the Defendants' liability for their earlier breach of contract has been determined in the federal court proceedings, the claims here are not that claim. The federal court judgment addresses retirement benefits due and owing before March 2022. This action seeks damages for retirement benefits due and owing after March 2022. Simply put, Plaintiff Minturn could not have asserted a claim for failure to pay such later benefits until the Defendants actually failed to make the payments. After the judgment in federal court, the Defendants failed to make those payments and so claims arising from that failure became ripe. Since the claims are not identical, there are no grounds to dismiss the Complaint under Rule 12(b)(9) and the Defendants' Motion must be denied.

CONCLUSION

As explained above, there are no grounds to dismiss Plaintiff Minturn's Complaint for the post-March 2022 retirement benefits that the Defendants promised him. Where the federal District Court Judge has flatly rejected the Defendants' arguments as "strained," "unreasonable," "untenable," "unacceptable," and "irrational given the plain language" of the parties' contract, the Defendants' later refusal to pay those later benefits is simply callous and mean-spirited. Plaintiff Minturn requests that the Defendants' Motion be denied.

ROBERT B. MINTURN

By his attorneys,

/s/ Douglas W. Salvesen

Richard J. Yurko (BBO No. 538300)
Douglas W. Salvesen (BBO No. 550322)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Dated: September 21, 2022

Certificate of Service

I, Douglas W. Salvesen, hereby certify that a true copy of the above document was served upon the attorney of record for each other party via email on this 21st day of September 2022.

/s/ Douglas W. Salvesen